# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SiriusPoint Ltd., CIK 0001576018
CUSIP: G8192H106
Title of class of securities: Common shares, par value $0.10 per share ("Common Shares")
Address of issuer's principal executive offices: ONE WORLD TRADE CENTER, 285 FULTON STREET, 47TH FLOOR, NEW YORK, New York (NY), 10007
Date of event which requires filing of this statement: 02/27/2025
Amends the filing with accession number 0000950170-25-000404
Filed by CIK 0001759209
Persons authorized to receive notices and communications: Cheryl Li, General Counsel, 3 Temasek Ave Centennial Tower, #17-10, Singapore, Singapore (U0), 00000, 000-000-0000

## Reporting persons
- CMIG International Holding Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CM Bermuda Ltd (CIK 0001759209): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares, par value $0.10 per share ("Common Shares")
Name of issuer: SiriusPoint Ltd.
Address of issuer's principal executive offices: ONE WORLD TRADE CENTER, 285 FULTON STREET, 47TH FLOOR, NEW YORK, New York (NY), 10007
Comment: This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") relates to the Common Shares and warrants to purchase Common Shares ("Warrants" and, together with the Common Shares, the "Securities") of SiriusPoint Ltd., a Bermuda exempted company limited by shares (the "Issuer" or the "Company"), and amends the Schedule 13D filed by the undersigned with the Securities and Exchange Commission ("SEC") on March 8, 2021, as amended by Amendment No. 1 on November 22, 2024, Amendment No. 2 on November 26, 2024, and Amendment No. 3 on December 30, 2024 (collectively, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. The filing of this Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On December 30, 2024, CM Bermuda entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Company at the instruction of China Construction Bank Corporation ("CCB"), as Facility Agent and Security Trustee under the Pledge Agreement. Upon the terms and subject to the conditions in the Purchase Agreement, the Company agreed to purchase (i) 20,991,337 Warrants at $3.56 per warrant and (ii) 45,720,732 Common Shares at $14.25 per Common Share (together, the "Purchase"). The aggregate amount payable by the Company under the Purchase Agreement was $733.0 million, including certain costs and expenses.

On February 27, 2025, the transactions contemplated by the Purchase Agreement, including the Purchase, were completed (the "Closing"). The Purchase Agreement contemplated that payment thereunder would be made in two tranches. In addition to the first payment paid by the Company concurrently with the execution of the Purchase Agreement, the Company paid an additional $483.0 million to CM Bermuda at the Closing. At the Closing, (i) the resignation of Meng Tee Saw from the Board and each committee of the Board of which he is a member became effective, and (ii) the Company and CM Bermuda terminated that certain Investor Rights Agreement, dated as of February 26, 2021, by and between the Company and CM Bermuda.

Following the Closing, the Reporting Persons no longer have any ownership interest in the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Immediately following the Closing, the Reporting Persons were the beneficial owners of 0 Common Shares and 0 Common Shares issuable upon the exercise of Warrants, constituting 0% of the Common Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: 0 Common Shares
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Amendment No. 4, none of the Reporting Persons has effected any transaction in the past 60 days in Common Shares or Warrants.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On February 27, 2025, the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Common Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Amendment No. 4 is hereby incorporated by reference into this Item 6.

Under the payoff letter issued by CCB, at Closing all security interest and/or other liens or claims which CM Bermuda and/or any other person or entity may have granted to CCB in the Securities to secure the Facility were automatically released.

## Signatures
- CMIG International Holding Pte. Ltd.: /s/ Saw Meng Tee, Saw Meng Tee, Director (03/03/2025)
- CM Bermuda Ltd: /s/ Li Hang, Cheryl, Li Hang, Cheryl, Director (03/03/2025)